Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed the entire S-1 filing statement for Greenscape Laboratories, Inc.

We have also analyzed the analytical sections and their conclusions as derived from the Audited Financial Statements we prepared. We are in agreement as to their correctness as presented in this document. We hereby consent to the use in their Registration Statement No. 333-193073 (Form S1) pertaining to the registration of 36,152,718 shares of common stock of Greenscape Laboratories, Inc. of our Audit Report dated February 11, 2014 with respect to the financial statements of Greenscape Laboratories, Inc. for the year ended December 31, 2013 and the period  December 21, 2012(inception) through December 31, 2012.

/s/ John Scrudato CPA
Califon New Jersey
February 14, 2014